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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 22 April 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Deutsche Bank

Date: 22 April 2004

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 25 February 2004 by BHP Billiton Plc in a letter from Franklin Resources, Inc, dated 24 February 2004, relating to major interests in shares of BHP Billiton Plc as at 24 February 2004:

"S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc. and its affiliates perform investment management and advisory services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule."
SCHEDULE

	BHP BILLITON PLC

	Outstanding Shares	2,468,147,002

Registered Holder	No. of Shares	% of Class

Chase Nominees Ltd
Woolgate House	54,213,610	2.1965%
Coleman Street
London
EC2P 2HD

Bank of New York (BONY)
3 Birchin Lane	611,137	0.0248%
LONDON
EC3V 9BY

Northern Trust Co.
155 Bishopgate	2,788,806	0.1130%
LONDON EC2M 3XS

Citibank
LONDON	838,203	0.0340%

State Street Bank & Trust Co.
London	8,926,360	0.3617%

Royal Trust Corp of Canada
London	1,012,116	0.0410%

Mellon Bank
LONDON	5,402,109	0.2189%

HSBC LONDON	21,515	0.0009%

TOTAL	73,813,856	2.9907%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 22 April 2004